As filed with the Securities and Exchange Commission on March 18, 2003
Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VINEYARD NATIONAL BANCORP

(Exact Name of Registrant as specified in its charter)

________________

California (State of incorporation)	33-0309110 (I.R.S. Employer Identification No.)

9590 Foothill Boulevard
Rancho Cucamonga, CA 91730
(909) 987-0177

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

________________

Norman A. Morales
President and Chief Executive Officer
Vineyard National Bancorp
9590 Foothill Boulevard
Rancho Cucamonga, CA 91730
(909) 987-0177

(Name, Address Including Zip Code, and Telephone Number Including Area Code, of Agent for Service)

________________

COPIES TO:
Norman B. Antin, Esq.
Jeffrey D. Haas, Esq.
Kelley Drye & Warren LLP
8000 Towers Crescent Drive
Suite 1200
Vienna, VA 22182
________________

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

________________

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

________________

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Securities	Amount to be	Offering Price Per	Aggregate Offering	Amount of
to be Registered	Registered	Share (1)	Price (1)	Registration Fee

Common Stock, no par value	105,000 shares (2)	$15.975	$1,677,375	$136

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and (h) under the Securities Act of 1933, as amended, based on the average of the high and low prices on March 12, 2003, as reported by the Nasdaq National Market.

(2)	Together with an indeterminable number of additional shares which may be necessary to adjust the number of shares as a result of a stock split, stock dividend or similar adjustment of the outstanding Common Stock of the Registrant

ADDITIONAL INFORMATION AVAILABLE TO YOU
INFORMATION INCORPORATED BY REFERENCE
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
ISSUANCE OF WARRANTS TO STOCKHOLDERS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
SIGNATURES
EXHIBIT 5.1
EXHIBIT 23.1

PROSPECTUS

VINEYARD NATIONAL BANCORP

105,000 Shares of Common Stock

_________________________

     This prospectus relates to the offer and sale by certain selling stockholders named herein (the “Selling Stockholders”) of up to 105,000 shares of common stock, no par value per share ( “Stock”), of Vineyard National Bancorp issuable pursuant to the exercise of warrants issued to the Selling Stockholders (“Warrants”). We issued the Warrants to the Selling Stockholders in connection with our sale of Series A Preferred Stock in December 2002. The Selling Stockholders may exercise the Warrants and sell the Stock from time to time through brokers or dealers or in a distribution by one or more underwriters on a firm commitment or best efforts basis, in the over-the-counter market, on any national securities exchange or automated inter-dealer quotation system on which the Stock is listed or traded, if any, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” on page 10. We will not receive any portion of the proceeds from the sale of these shares.

     Each of the Selling Stockholders may be deemed to be an “Underwriter,” as such term is defined in the Securities Act of 1933, as amended.

     The Common Stock is quoted on the Nasdaq National Market under the symbol “VNBC.”

     On March 17, 2003, the last sale price of the common stock on the Nasdaq National Market was $15.94 per share.

     The shares offered in this prospectus involve a high degree of risk. You should carefully consider the “Risk Factors” referenced on page 3 in determining whether to purchase shares of Vineyard National Bancorp common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

     These securities are not savings or deposit accounts or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation, Bank Insurance Fund, Savings Association Insurance Fund, or any other governmental agency.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is March 18, 2003

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

ADDITIONAL INFORMATION AVAILABLE TO YOU

     This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”). Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file our annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market under the symbol “VNBC.” Reports, proxy and information statements and other information concerning us may be inspected at the Nasdaq Stock Market at 1735 K Street, NW Washington D.C. 20006.

INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference into this prospectus certain of our publicly-filed documents, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below (in each instance, our SEC file number is 000-20862) and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), until we no longer maintain the effectiveness of this Registration Statement, as described under “Plan of Distribution”.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 dated April 1, 2002.

2.	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2002, June 30, 2002 and September 30, 2002 filed on May 15, 2002, August 14, 2002 and November 14, 2002, respectively.

2(a).	Our Current Reports on Form 8-K filed on July 12, 2002, July 17, 2002, October 10, 2002, November 14, 2002, November 15, 2002, December 20, 2002, December 23, 2002, and January 21, 2003.

3.	The description of the Registrant’s Common Stock, no par value, contained in the Company’s Registration Statement on Form S-4 filed with the SEC on September 23, 1988, as amended on July 26, 1990.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents that are not specifically incorporated by reference therein. You should direct any requests for such documents to shareholder relations located at 9590 Foothill Blvd. Rancho Cucamonga, California, 91730, (909)581-1668 or shareholderinfo@vineyardbank.com.

THE COMPANY

     We are a bank holding company that was incorporated under the laws of the State of California on May 18, 1988 and commenced business on December 16, 1988 when we acquired all of the voting stock of Vineyard National Bank (the “Bank”). As a bank holding company, we are registered under and subject to the Bank Holding Company Act of 1956, as amended. Our principal asset is the capital stock of the Bank, a California-chartered commercial bank with $385 million in assets and $288 million in deposits as of December 31, 2002. Our stock is publicly traded on the Nasdaq National Market under the ticker symbol “VNBC.” Our principal executive offices are located at 9590 Foothill Blvd, Rancho Cucamonga, California 91730. The telephone number for shareholder relations is (909) 581-1668.

     The Bank was organized as a national banking association under federal law and commenced operations under the name Vineyard National Bank on September 10, 1981. In August 2001, the Bank changed charters and changed its name to Vineyard Bank and now operates under the supervision of the California Department of Financial Institutions and the Federal Deposit Insurance Corporation (“FDIC”). The Bank’s deposit accounts are insured by the FDIC up to the maximum amount permitted by law.

     The Bank operates through its six existing full-service offices located in the communities of Rancho Cucamonga, Chino, Diamond Bar, La Verne, Crestline and Blue Jay, all of which are located between 30 to 70 miles east of Los Angeles. A seventh full-service office is planned for Corona, scheduled to open the second quarter of 2003. The Bank also operates a loan production office in the city of Manhattan Beach, principally for the origination of single-family construction loans, and loan production offices in San Diego and Beverly Hills, principally for the origination of small business administration (“SBA”) loans.

     The Bank is primarily involved in attracting deposits from individuals and businesses and using those deposits, together with borrowed funds, to originate commercial business and commercial real estate loans, primarily to small businesses, churches and private schools, single-family construction loans (both tract and coastal loans), SBA loans and, to a lesser extent, single-family permanent loans and various types of consumer loans. The Bank is focused on serving the needs of commercial businesses with annual sales of less than $10 million, retail community businesses, single-family residential developers and builders, individuals and local public and private organizations. The Bank has experienced substantial growth in recent years as it has expanded its core deposit franchise and increased its originations of commercial and residential construction loans.

     The Bank owns 100% of the capital stock of Vineyard Service Company, Inc., which is an inactive service company of the Bank. Vineyard Service Company, Inc. was originally formed to provide services to both customers of the Bank and others, including life and disability insurance.

RISK FACTORS

We are implementing a business strategy that may result in increased volatility of earnings.

     Our business strategy is focused on commercial real estate, commercial business and residential construction lending. At December 31, 2000, approximately 70% of the Bank’s loan portfolio was made up of commercial real estate, commercial business and residential construction loans. As of December 31, 2002, these types of loans had increased to approximately 88% of the Bank’s loan portfolio and are anticipated to increase further as we continue to implement our business strategy. As a result of this increase, the Bank’s allowance for possible loan losses as of December 31, 2002 was increased to 1.2% of its total loans and leases from 0.98% of total loans and leases as of December 31, 2000.

     These types of lending activities, while potentially more profitable, generally entail a larger degree of credit risk than general permanent single-family and consumer lending, because they are generally more sensitive to regional and local economic conditions, making loss levels more difficult to predict. Collateral evaluation in these types of loans requires a more detailed analysis of financial statements at the time of loan approval and on an on-going basis, and is more variable than for consumer loans. A decline in real estate values, particularly in California, would reduce the value of the real estate collateral securing the Bank’s loans and increase the risk that the Bank would incur losses if borrowers defaulted on their loans. Also, loan balances for commercial real estate, commercial business and residential construction tract loans are typically larger than those for permanent single-family and consumer loans, and when there are defaults and losses, they are often greater on a per loan basis than those for permanent single-family and consumer loans. A liquid secondary market for most types of commercial real estate and commercial business loans does not exist, so the Bank has less opportunity to mitigate credit risk by selling part or all of its interest in these loans.

Our growth may not be managed successfully.

     We have grown substantially from $110 million of total assets and $100 million of total deposits at December 31, 2000 to $385 million of total assets and $288 million of total deposits at December 31, 2002. We expect to continue to experience significant growth in the amount of our assets, the level of our deposits and the scale of our operations. We may not be able to manage this growth effectively. If we do not manage our growth effectively, we will not have adequate resources to maintain and secure key relationships contemplated by our business plan, and our business and prospects could be harmed. Our growth subjects us to increased capital and operating commitments. We must recruit experienced individuals that have the skills and experience that we need to transition the areas of our lending concentration. As a result of our recruiting efforts, our expenses associated with salaries and other benefits increased by 18% for the year ended December 31, 2002 compared with the year ended December 31, 2001. The plan for additional customer products, service introduction, enhancements and implementation have placed and will continue to place a significant strain on our personnel, systems, and resources. We cannot assure you that we will be able to obtain and train qualified individuals to implement our business strategy in a timely, cost effective and efficient manner.

Potential acquisitions may disrupt our business, dilute stockholder value and adversely affect our operating results.

     We may grow by acquiring banks, related businesses or branches of other banks that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks, businesses, or branches involves risks commonly associated with acquisitions, including:

•	potential exposure to unknown or contingent liabilities of banks, businesses, or branches we acquire;

•	exposure to potential asset quality issues of the acquired banks, businesses, or branches;

•	difficulty and expense of integrating the operations and personnel of banks, businesses, or branches we acquire;

•	potential disruption to our business;

•	potential diversion of our management’s time and attention; and

•	the possible loss of key employees and customers of the banks, businesses, or branches we acquire.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

     We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our existing capital resources will satisfy our capital requirements for the foreseeable future. However, we may at some point need to raise additional capital to support continued growth, both internally or through acquisitions. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Our business strategy relies upon our Chief Executive Officer and other key employees.

     Norman Morales has been the president and chief executive officer of the Company and the Bank since October 2000. Mr. Morales developed numerous aspects of the Bank’s current business strategy and the implementation of such strategy depends heavily upon the active involvement of Mr. Morales. The loss of Mr. Morales’ services could have a negative impact on the implementation and success of our business strategy. The Bank’s success will also depend in large part upon its ability to attract and retain highly qualified management, technical and marketing personnel to execute the strategic plan. The Bank will need to retain persons with skills in areas that are new and unfamiliar in order to manage these programs. Competition for qualified personnel, especially those in management, sales and marketing is intense. We cannot assure you that the Bank will be able to attract and retain these persons.

Our business is subject to various lending risks which could adversely impact our results of operations and financial condition.

     Our commercial real estate loans involve higher principal amounts than other loans, and repayment of these loans may be dependent on factors outside our control or the control of our borrowers. At December 31, 2002, commercial real estate loans totaled $93 million, or 37%, of our total loan portfolio. Commercial real estate lending typically involves higher loan principal amounts and the repayment of such loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. These loans may be more adversely affected by conditions in the real estate markets or in the economy generally. For example, if the cash flow from the borrower’s project is reduced due to leases not being obtained or renewed, the borrower’s ability to repay the loan may be impaired. In addition, many of our commercial real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment.

     Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. At December 31, 2002, commercial business loans totaled $19 million, or 8%, of our total loan portfolio. Our commercial business loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any exists. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

     Our construction loans are based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. At December 31, 2002, construction loans totaled $110 million, or 44%, of our total loan portfolio. Construction lending involves additional risks when compared with permanent residential lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss.

Our allowance for loan losses may prove to be insufficient to absorb probable losses inherent in our loan portfolio.

     Like all financial institutions, every loan we make carries a certain risk that it will not be repaid in accordance with its terms or that any collateral securing it will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral;

•	the credit history of a particular borrower;

•	changes in economic and industry conditions; and

•	the duration of the loan.

     We maintain an allowance for loan losses which we believe is appropriate to provide for any probable losses inherent in our loan portfolio. The amount of this allowance is determined by management through a periodic review and consideration of several factors.

     At December 31, 2002, our allowance for loan losses as a percentage of total loans was 1.2%. Regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. Although we believe our loan loss allowance is adequate to absorb probable losses in our loan portfolio, we cannot predict these losses or whether our allowance will be adequate or that regulators will not require us to increase this allowance. Any of these occurrences could materially and adversely affect our business, financial condition, prospects and profitability.

Our business is subject to general economic risks that could adversely impact our results of operations and financial condition.

     Changes in economic conditions, particularly an economic slowdown in California, could hurt our business. Our business is directly affected by political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, in particular an economic slowdown within California, could result in the following consequences, any of which could hurt our business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline; and

•	collateral for loans made by us, especially real estate, may decline in value, in turn reducing a client’s borrowing power, and reducing the value of assets and collateral associated with our loans held for investment.

     A downturn in the California real estate market could hurt our business. Our business activities and credit exposure are concentrated in California. A downturn in the California real estate market could hurt our business because many of our loans are secured by real estate located within California. As of December 31, 2002, approximately 98% of our loans held for investment consisted of loans secured by real estate located in California. If there is a significant decline in real estate values, especially in California, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans. Real estate values in California could be affected by, among other things, earthquakes and other natural disasters particular to California.

     We may suffer losses in our loan portfolio despite our underwriting practices. We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

     Like other financial institutions, our operating results are largely dependent on our net interest income. Net interest income is the difference between interest earned on loans and securities and interest expense incurred on deposits and borrowings. Our net interest income is impacted by changes in market rates of interest, the interest rate sensitivity of our assets and liabilities, prepayments on our loans and securities and limits on increases in the rates of interest charged on our loans. We expect that we will continue to realize income from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities.

     We cannot control or accurately predict changes in market rates of interest. The following are some factors that may affect market interest rates, all of which are beyond our control:

     inflation;

     slow or stagnant economic growth or recession;

     unemployment;

     money supply and the monetary policies of the Federal Reserve Board;

     international disorders; and

     instability in domestic and foreign financial markets.

     We are vulnerable to an increase in interest rates because our interest-earning assets generally have longer maturities than our interest-bearing liabilities. Under such circumstances, material and prolonged increases in interest rates will negatively affect our net interest income. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, securities portfolio, and overall profitability. Although we attempt to manage our interest rate risk, we cannot assure you that we can minimize our interest rate risk.

Our ability to service our debt, pay dividends, and otherwise pay our obligations as they come due is substantially dependent on capital distributions from the Bank, and these distributions are subject to regulatory limits and other restrictions.

     A substantial source of our income from which we service our debt, pay our obligations and from which we can pay dividends is the receipt of dividends from the Bank. The availability of dividends from the Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of the Bank, and other factors, that the applicable regulatory authorities could assert that payment of dividends or other payments is an unsafe or unsound practice. In the event the Bank is unable to pay dividends to us, we may not be able to service our debt, pay our obligations or pay dividends on our common stock. The inability to receive dividends from the Bank would adversely affect our business, financial condition, results of operations and prospects.

We face strong competition from other financial institutions, financial service companies and other organizations offering services similar to those offered by us, which could hurt our business.

     The Bank faces direct competition from a significant number of financial institutions, many with a state-wide or regional presence, and in some cases a national presence, in both originating loans and attracting deposits. The Bank’s primary competitors in its market areas are Bank of America, Wells Fargo, Citizen’s Business Bank, Foothill Independent Bank, PFF Bank, Washington Mutual, Union Bank of California and Bank of the West. Competition in originating loans comes primarily from other banks, mortgage companies and consumer finance institutions that make loans in the Bank’s primary market areas. Neither the Bank’s deposits or loans of any of its offices exceed 1% of the total loans or deposits of all financial institutions located in the counties in which that office is located. In addition, banks with larger capitalization and non-bank financial institutions that are not governed by bank regulatory restrictions have large lending limits and are better able to serve the needs of larger customers. Many of these financial institutions are also significantly larger and have greater financial resources than us or the Bank, have been in business for a long time and have established customer bases and name recognition. The Bank also faces substantial competition in attracting deposits from other banking institutions, money market and mutual funds, credit unions and other investment vehicles. The Bank competes for loans principally on the basis of interest rates and loan fees, the types of loans which it originates, and the quality of service which it provides to borrowers. The Bank’s ability to attract and retain deposits requires that it provide customers with competitive investment opportunities with respect to rate of return, liquidity, risk and other factors. To effectively compete, the Bank may have to pay higher rates of interest to attract deposits, resulting in reduced profitability. If the Bank is not able to effectively compete in its market area, its profitability may be negatively affected, limiting its ability to pay us dividends.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

     The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We are subject to extensive regulation which could adversely affect our business.

     Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We believe that we are in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. If these or any other laws, rules or regulations are adopted in the future, they could make compliance much more difficult or expensive, restrict our ability to originate or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise materially and adversely affect our business, financial condition, prospects or profitability.

USE OF PROCEEDS

     The proceeds from the sale of Stock offered pursuant to this prospectus are solely for the account of the Selling Stockholders. Accordingly, the Company will not receive any proceeds from the sale of the Stock from the Selling Stockholders.

ISSUANCE OF WARRANTS TO STOCKHOLDERS

     On December 18, 2002, the Company issued fifty shares of 7.0% Series A Preferred Stock at $50,000 per share to eight individual investors for aggregate proceeds of $2.5 million. Each share of Series A Preferred is entitled to a noncumulative, annual dividend of 7.0%, payable quarterly. The 7.0% Series A Preferred Stock is not convertible into common stock and is redeemable at the option of the Company at face value, plus any unpaid dividends declared. With each share of 7.0% Series A Preferred Stock, the Company issued a Warrant to purchase 2,000 shares of the Company’s common stock at $15.00 per share. Each Warrant has been adjusted to purchase 2,100 shares at $14.29 per share to reflect the 5% stock dividend declared on December 23, 2002. Each Warrant must be exercised prior to December 18, 2005 or it will expire pursuant to its terms.

SELLING STOCKHOLDERS

     The following table sets forth certain information known to us with respect to beneficial ownership of the Company’s Stock as of March 7, 2003 by each Selling Stockholder. The following table assumes that the Selling Stockholders sell all of the Stock issuable upon exercise of the Warrants.

	Stock Beneficially Owned			Stock Beneficially Owned
	Prior to the Offering		Stock	After the Offering(1)
			Offered by
Selling Stockholders	Stock	Percent(2)	this Prospectus	Stock	Percent (2)

Frank S. Alvarez (3)(4)	215,458	7.43%	21,000	194,458	6.76%
Charles L. Keagle (4)(5)	182,264	6.31%	21,000	161,264	5.63%
Lester Stroh (4)(6)	155,503	5.38%	21,000	134,503	4.68%
Joel H. Ravitz (4)	120,766	4.17%	21,000	99,766	3.47%
John Chakmak (7)	61,789	2.18%	8,400	53,389	1.89%
David Buxbaum (8)	49,815	1.46%	8,400	41,415	1.46%
Richard S. Hagan (4)	9,624	*	2,100	7,524	*
Robert Sullivan	2,100	*	2,100	—	—

*	Less than 1%.

(1)	Assumes that each Selling Shareholder will sell all of the Stock set forth under “Stock Offered by this Prospectus.” There can be no assurance that the Selling Stockholders will sell all or any of the Stock offered hereunder.

(2)	Percentage of beneficial ownership is based on 2,827,318 shares of common stock outstanding as of March 7, 2003 together with options that are exercisable within 60 days of March 7, 2003 and warrants for each shareholder.

(3)	Includes 123,506 shares held by the Manuel Alvarez and Lorenza E. Alvarez Trust, of which Mr. Alvarez serves as a co-trustee and 4,410 shares held by Mr. Alvarez’s wife.

(4)	Includes the following number of shares which may be acquired upon the exercise of stock options exercisable within 60 days of March 7, 2003 under the Company’s Amended and Restated 1997 Incentive Stock Option Plan:

Frank S. Alvarez	50,750
Charles L. Keagle	38,500
Lester Stroh	43,750
Joel H. Ravitz	50,750
Richard S. Hagan	6,999

(5)	Includes 1,124 shares that Mr. Keagle holds as a custodian for his children and 11,445 shares held by Mr. Keagle’s wife.

(6)	Includes 25,582 shares held by Mr. Stroh’s wife in a revocable trust.

(7)	Includes 34,275 shares held by the Chakmak and Buxbaum Partnership, over which Mr. Chakmak has shared voting and dispositive power. Also includes 19,114 shares held by the Aaron and Stephanie Buxbaum Trust, of which Mr. Chakmak is a trustee.

(8)	Includes 34,275 shares held by the Chakmak and Buxbaum Partnership, over which Mr. Buxbaum has shared voting and dispositive power.

PLAN OF DISTRIBUTION

     The Stock covered hereby may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the Stock being offered hereby: (i) on The Nasdaq National Market or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The Selling Stockholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be “underwriters” under the Securities Act of 1933, as amended (“Securities Act”), and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act.

     Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

     In order to comply with the securities laws of certain states, if applicable, the Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Stock may not be sold unless the Stock has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the Selling Stockholders that the anti-manipulation rules under Regulation M of the Exchange Act may apply to sales of the Stock in the market and to the activities of the Selling Stockholders and their affiliates. The Selling Stockholders will also be subject to trading windows imposed by the Company.

     We have agreed to use our best efforts to maintain the effectiveness of this Registration Statement with respect to the Stock offered hereunder by the Selling Stockholders until the earlier of a period of two years from the date the Registration Statement is declared effective by the SEC or until such earlier date that all Stock shall be saleable without registration pursuant to the Securities Act.

     No sales may be made pursuant to this prospectus after such date unless the we amend or supplement this prospectus to indicate that we have agreed to extend such period of effectiveness. There can be no assurance that the Selling Stockholders will sell all or any of the Stock offered hereunder.

LEGAL MATTERS

     The validity of our common stock offered by this prospectus will be passed upon for us and the Selling Stockholders by Kelley Drye & Warren LLP.

EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the reports of Vavrinek, Trine, Day & Co., LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The Registrant will bear no expenses in connection with any sale or other distribution by the Selling Stockholders of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee and the NASD listing fee.

SEC registration fee	$136
Legal fees and expenses	10,000
Accounting fees and expenses	250
NASD listing fee	2,000
Miscellaneous expenses	614
Total	$13,000

Item 15. Indemnification of Directors and Officers.

     Article VI Indemnification of Directors, Officers, Employees and other agents contained in our Bylaws states:

     The Corporation shall, to the maximum extent permitted by the California General Corporation law, have power to indemnify each of its agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation, and shall have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law. For purposes of this Article, an ‘agent’ of the corporation includes any person who is or was a director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venturer, trust or other enterprise, or was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise serving at the request of such predecessor corporation”.

     Section 317 of the California Corporations Code provides for indemnification of an agent of the corporation in proceedings or actions. This code section provides for indemnification of officers and directors of a corporation under certain specified conditions including indemnification against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if the agent acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person who was unlawful.

     As far as our indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the forgoing provisions or otherwise, we have been advised that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Act and is therefore unenforceable. It is the stated position of the SEC that: “Insofar as indemnification for liabilities arising out of the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Registrant, under the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.”

     If a claim for indemnification against liabilities (other than the payment of expenses incurred or paid by director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

Item 16. Exhibits.

Exhibit No.	Description

5.1	Opinion of Kelley Drye & Warren LLP regarding the legality of the Common Stock being registered.
23.1	Consent of Vavrinek, Trine, Day & Co., LLP
23.2	Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1 hereto).
24.1	Power of Attorney (included in the signature page of this Registration Statement).

Item 17. Undertakings.

     The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(4)	The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of California, on March 18, 2003.

VINEYARD NATIONAL BANCORP

By:	/s/ Norman A. Morales

Norman A. Morales President and Chief Executive Officer

POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated. Each person whose signature appears below, hereby makes, constitutes and appoints Norman A. Morales or his true and lawful attorney, with full power to sign for such person and in such person’s name and capacity indicated below, and with full power of substitution, any and all amendments to this Registration Statement, hereby ratifying and confirming such person’s signature as it may be signed by said attorney to any and all amendments.

Signature	Title	Date

/s/ Frank S. Alvarez Frank S. Alvarez	Chairman	March 18, 2003

/s/ Charles L. Keagle Charles L. Keagle	Director	March 18, 2003

/s/ Joel H. Ravitz Joel H. Ravitz	Director	March 18, 2003

/s/ Lester Stroh Lester Stroh	Director	March 18, 2003

/s/ Norman A. Morales Norman A. Morales	President, Chief Executive Officer and Director (principal executive officer)	March 18, 2003

/s/ Gordon Fong Gordon Fong	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	March 18, 2003